Exhibit (i)

Calculation of Filing Fee Tables

Schedule TO
(Form Type)

Delaware Investments National Municipal Income Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$113,166,148(a)	0.00011020%	$12,470.91 (b)
Fees Previously Paid	$0.00		$0.00
Total Transaction
Valuation	$113,166,148
Total Fees Due for
Filing			$12,470.91
Total Fees Previously
Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$12,470.91

(a) Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 50% of the 20,956,695 Common Shares of Delaware Investments National Municipal Income Fund by $10.80, 99% of the Net Asset Value per share of $10.91 as of the close of ordinary trading on the New York Stock Exchange on November 8, 2022.

(b) Calculated as $110.20 per $1,000,000 of the Transaction Valuation.